SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                                VIDEO CITY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   92653W 30 4
                                 (CUSIP Number)

                               Stuart Lazar, Esq.
                              Edwards & Angell, LLP
                              2800 Financial Plaza
                              Providence, RI 02903
                                 (401) 276-6613
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 April 11, 2003
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 92653W 30 4

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

         Stuart Lazar

2. Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

United States citizen

Number of                   7        Sole Voting Power
Shares
Beneficially

Owned By                    8        Shared Voting Power
Each
Reporting                               1,662,190*

Person With                 9        Sole Dispositive Power



                           10        Shared Dispositive Power

                                        1,662,190*


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,662,190*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         26.4%**

14.  Type of Reporting Person

         IN

CUSIP No. 92653W 30 4

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

         L Entertainment Investors, Inc.

2. Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially

Owned By                    8        Shared Voting Power
Each
Reporting                                   1,662,190*

Person With                 9        Sole Dispositive Power



                           10        Shared Dispositive Power

                                            1,662,190*


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,662,190*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         26.4%**

14.  Type of Reporting Person

         CO

                                       Key

* The 1,662,190 shares of Common Stock of the Company benefically owned by the reporting persons are owned as further described herein. L Entertainment Investors, Inc. ("L Entertainment"), a Delaware corporation, substantially all of the stock of which is currently owned by Stuart Lazar, owns 19,755 shares of Common Stock of the Company. In addition, on April 11, 2003, Ingram Entertainment Inc. and Ingram Capital Inc. entered into a Stock Option Agreement with Stuart Lazar, an individual ("Lazar"), whereby Ingram Entertainment and Ingram Capital sold Lazar options to purchase (the "Options") 1,584,617 shares and 57,818 shares, respectively, of the Common Stock (the "Option Shares"). The Options give Lazar the right to purchase the Option Shares for an exercise price of $.25 per share until the termination of the Options on April 11, 2007. The purchase price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

       The foregoing summary is not a complete description of the Stock Option Agreement or the Proxy and Power of Attorney entered into by Lazar, Ingram Entertainment and Ingram Capital, and is qualified in its entirety by reference to the Stock Option Agreement and the Form of Proxy and Power of Attorney which are filed as Exhibits 2 and 3 hereto and which are specifically incorporated by reference.

**    Based upon 6,298,724 shares of common stock outstanding,  as reported by the Company in its recent public filings.

Item 1.  Security and Issuer

         The name of the subject company is Video City, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 4800 Easton Avenue, Suite 108, Bakersfield, California 93309. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company.

Item 2.  Identity and Background

         (a) This statement is being filed by Stuart Lazar, an individual, and L Entertainment Investors, Inc., a Delaware corporation, substantially all of the stock of which is owned by Stuart Lazar.

         (b) Stuart Lazar resides at 45 Woodbridge Drive, East Greenwich, Rhode Island 02818. L Entertainment has its principal office at 45 Woodbridge Drive, East Greenwich, Rhode Island 02818.

         (c) Stuart Lazar's principal occupation is as an attorney. Stuart Lazar practices with the law firm of Edwards & Angell, LLP, 2800 Financial Plaza, Providence, Rhode Island 02903.

         (d)-(e) None of the Reporting Persons has, and the executive officers and directors of such Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Stuart Lazar is a United States citizen and L Entertainment is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

         The Options owned by Stuart Lazar were purchased with personal funds.

         The Common Stock owned by L Entertainment was issued to L Entertainment pursuant to the Plan of Reorganization of Video City, Inc. and its Affiliated Debtors and Debtors in Possession (collectively, the "Debtors") under Chapter 11 of the Bankruptcy Code (the "Plan"), approved by the U.S. Bankruptcy Court of the Central District of California, on account of the common stock of the Company and unsecured claims held by L Entertainment against the Company in that proceeding. The aggregate claims held by L Entertainment were approximately $180,000. The U.S. Bankruptcy Court approved the Plan on July 30, 2001, and the Plan became effective on August 29, 2001. Pursuant to the Plan, on or about March 5, 2002, the Company initiated the distribution of shares of its Common Stock to its shareholders and creditors, including L Entertainment, in exchange for its shares of common stock and claims against the Company prior to the bankruptcy filing. Both the common stock and the claims held by L Entertainment prior to the bankruptcy were acquired with working capital.

Item 4.  Purpose of Transaction

         The Reporting Persons purchased the shares of Company's common stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. In light of the changing market for the Company's product, the Reporting Persons believe that there is a potential for significant growth for independent retailers in the video industry and, in particular, for the Company. The Reporting Persons wish to work with the current stockholders and management of the Company, where possible, in order to realize benefit from that unrecognized value. Although the Reporting Persons purchased the Options from Ingram Entertainment and Ingram Capital, it is believed that Ingram Entertainment and Ingram Capital hold the Option Stock for investment purposes.

         While the Reporting Persons filing this Schedule 13D have no specific plans or proposal with respect to the Company, in maximizing the value of the Company, the Reporting Persons may propose any or all of the following: (a) the acquisition or disposition by any person of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) a change in the present board of directors or management of the Company, (e) a material change in the present capitalization or dividend policy of the Company, (f) a material change in the Company's business or corporate structure, (g) a change to the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of common stock reported owned by the Reporting Persons is based upon 6,298,724 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 23, 2002.

         (b) As of the close of business on April 11, 2003, the Reporting Persons beneficially owned 1,662,190 shares of Common Stock, constituting approximately 26.4% of the shares outstanding. The Reporting Persons have shared voting and dispositive power with respect to the 1,642,435 shares subject to the Options.

         (c) During the past 60 days, Lazar has purchased the Option from Ingram Entertainment and Ingram Capital.

         (d) Except for the rights of Ingram Entertainment and Ingram Capital with respect to the Option Shares, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Company's Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Shareholders' Agreement

         On April 11, 2003, Ingram Entertainment and Ingram Capital entered into a Stock Option Agreement with Lazar whereby Ingram Entertainment and Ingram Capital sold Lazar the Options to purchase the Option Shares. The Options give Lazar the right to purchase the Option Shares for an exercise price of $.25 per share until the termination of the Options on April 11, 2007. The purchase price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

Item 7.  Material to be filed as Exhibits

Exhibit 1. Joint Filing Agreement dated as of April 21, 2003 between Stuart Lazar and L Entertainment Investors, Inc.

Exhibit 2. Stock Option Agreement, dated April 11, 2003, by and among Ingram Entertainment Inc., Ingram Capital Inc. and Stuart Lazar.

Exhibit 3.  Form of Proxy and Power of Attorney.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 21, 2003

                              By: /s/ Stuart Lazar
                                 -----------------


                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                                 ------------------
                              Name:  Stuart Lazar
                              Title: President and CEO

                                    EXHIBIT 1


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Video City, Inc., and further agrees that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date: April 21, 2003


                              By: /s/ Stuart Lazar
                                  ----------------


                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                                  ----------------------
                               Name:  Stuart Lazar
                               Title: President and CEO

                                    EXHIBIT 2

                             STOCK OPTION AGREEMENT

This AGREEMENT made as of the 11th day of April, 2003 by and between Ingram Entertainment Inc. ("IEI"), Ingram Capital Inc. ("ICI" and, together with IEI, the "Sellers") and Stuart Lazar (the "Buyer"). WHEREAS, IEI is the holder of record of 1,584,617 shares of common stock of Video City, Inc. (each, an "IEI Share" and, collectively, the "IEI Shares").

WHEREAS, ICI is the holder of record of 57,818 shares of common stock of Video City, Inc. (each, an "ICI Share" and, collectively, the "ICI Shares"). WHEREAS, the Sellers desire to sell, and the Buyer desire to purchase, an option to purchase the IEI Shares and the ICI Shares.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, IEI hereby sells to the Buyer, and the Buyer hereby purchases from IEI, an option to purchase the IEI Shares (the "IEI Option") for a cash price equal to $0.25 per IEI Share or an aggregate option price of $396,154.25 (the "Aggregate IEI Option Price"). Subject to the terms and conditions set forth in this Agreement, ICI hereby sells to the Buyer, and the Buyer hereby purchases from ICI, an option to purchase the ICI Shares (the "ICI Option") for a cash price equal to $0.25 per ICI Share or an aggregate option price of $14,454.50 (the "Aggregate ICI Option Price"). Each of the IEI Option and the ICI Option shall terminate on April 11, 2007 (the "Termination Date").

2. Purchase Price. The aggregate purchase price for the IEI Option and the ICI Option (the "Purchase Price") shall be Two Thousand Five Hundred Dollars ($2,500.00).

3. Closing. The parties have executed or caused to be executed and delivered the following documents and have effected the following transactions contemporaneously with the execution and delivery of this Agreement ("Closing"):

         (a) The Sellers have delivered to Buyer (i) a duly executed copy of this Agreement, (ii) a Proxy and Power of Attorney duly executed by and on behalf of IEI granting Buyer full power of substitution to vote the IEI Shares, and (iii) a Proxy and Power of Attorney duly executed by and on behalf of ICI granting Buyer full power of substitution to vote the ICI Shares.

         (b) Buyer has delivered to the Sellers the Purchase Price.

4. Representations and Warranties of the Sellers. The Sellers represent and warrant to Buyer that:

         (a) The Sellers have full power, authority and capacity to execute this Agreement, perform the transactions required of the Sellers at the Closing, and to transfer good and marketable title of the IEI Shares and the ICI Shares to Buyer upon exercise of the IEI Option and the ICI Option.

         (b) The Sellers' execution, delivery and performance of this Agreement, and the execution and delivery of the documents delivered and transactions effected by the Sellers at the Closing and upon exercise of the IEI Option and the ICI Option violate no contract, agreement, order, judgment or the like that is binding on the Sellers or the enforcement of which is threatened by any pending or anticipated litigation, hearing or investigation.

         (c) The Sellers have not utilized any finder or broker in connection with this Agreement or the sale of the IEI Option or the ICI Option.

         (d) IEI is the owner of record and the sole beneficial owner of the IEI Shares. ICI is the owner of record and the sole beneficial owner of the ICI Shares.

         (e) Upon exercise of the IEI Option and the ICI Option (including payment of the amount per share set out in Section 2 by wire transfer to an account or accounts designated by IEI or ICI), the IEI Shares and the ICI Shares will be transferred to the Buyer free and clear of all liens, encumbrances, security interests and claims of third parties.

5. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers that:

         (a) The Buyer has full power, authority and capacity to execute this Agreement, perform the transactions required of him at the Closing, and to exercise the IEI Option and the ICI Option.

         (b) The Buyer's execution, delivery and performance of this Agreement, and the execution and delivery of the documents delivered and transactions effected by Buyer at the Closing and upon exercise of the IEI Option and the ICI Option violate no contract, agreement, order, judgment or the like that is binding on Buyer or the enforcement of which is threatened by any pending or anticipated litigation, hearing or investigation.

         (c) The Buyer has not utilized any finder or broker in connection with this Agreement or the purchase of the IEI Option or the ICI Option.

         (d) The IEI Shares and the ICI Shares to be transferred to Buyer upon exercise of the IEI Option and the ICI Option are being acquired for Buyer's own account, and not with a view of their resale, distribution or division among others.

6. Indemnification. Each of the Sellers and Buyer agrees to defend, indemnify and hold harmless the other from and against any breach of the respective
party's  warranties  and   representations  set  forth  above.

7.  Survival  of  Representations   and  Warranties.   The  representations  and
warranties of each party shall survive the Closing.

8. Miscellaneous. This Agreement: (a) may be executed in any number of counterparts, each of which, when executed by all parties to this Agreement, shall be deemed to be an original, and all of which counterparts together shall constitute one and the same instrument; (b) shall be governed by and construed under the laws of the State of Rhode Island applicable to contracts made, accepted, and performed wholly within the State of Rhode Island, without application of principles of conflicts of laws; (c) constitutes the entire agreement of the parties with respect to its subject matter, superseding all prior oral and written communications, proposals, negotiations, representations, understandings, courses of dealing, agreements, contracts, and the like between the parties in such respect; (d) may be amended, modified, or terminated, and any right under the Agreement may be waived in whole or in part, only by a writing signed by all parties; (e) contains headings only for convenience, which headings do not form part, and shall not be used in construction, of this Agreement; and (f) shall bind and inure to the benefit of the parties and their respective legal representatives, heirs, successors and assigns.

9. Adjustments. If the IEI Option and/or the ICI Option shall be exercised by Buyer subsequent to any Video City, Inc. stock split, stock dividend, recapitalization, or combination of shares occurring after the date hereof, then Buyer shall receive upon exercise the aggregate number and class of shares of capital stock of Video City, Inc. that Buyer would have received if the IEI Option and/or the ICI Option had been exercised immediately prior to such stock split, stock dividend, recapitalization, or combination and such event had then occurred.

                            [CONTINUED ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

                               INGRAM ENTERTAINMENT INC.


                               By:  /s/ W. Donnie Daniel
                                    --------------------------------------------
                               Name:          W. Donnie Daniel
                               Title:         Executive Vice President and CFO
                               Address:       Two Ingram Blvd.
                                              La Vergne, TN 37089
                               With a copy    General Counsel
                                              Ingram Entertainment Inc.
                                              Two Ingram Blvd.
                                              La Vergne, TN 37089

                              INGRAM CAPITAL INC.


                              By:   /s/ W. Donnie Daniel
                                    --------------------------------------------
                              Name:            W. Donnie Daniel
                              Title:           President
                              Address:         Two Ingram Blvd.
                                               La Vergne, TN 37089
                              With a copy      General Counsel
                                               Ingram Entertainment Inc.
                                               Two Ingram Blvd.
                                               La Vergne, TN 37089

                             /s/ Stuart Lazar
                 ----------------------------------------------
                       Stuart Lazar
                       45 Woodbridge Drive
                       East Greenwich, Rhode Island 02818

                                    EXHIBIT 3

                           PROXY AND POWER OF ATTORNEY

The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the "Company"), hereby irrevocably appoints STUART LAZAR (the "Proxy"), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 1,584,617 shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") which are owned of record by the undersigned, and with respect to any other shares of the Company's Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the "Voting Shares"). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

(a) To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

 (b) To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

(c) To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consents of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar document; and

(d) To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the "holder of the Voting Shares" shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares involved.

In accordance with Section 212 of the Delaware General Corporation Law, this proxy shall be irrevocable by the undersigned prior to April 11, 2007 (the "Termination Date"), and may be revoked by the undersigned at any time following the Termination Date.

                                       INGRAM ENTERTAINMENT INC.

Dated:   April 11, 2003
         ----------------------
                                       /s/  W. Donnie Daniel
                                       -----------------------------------------
                                       By:     W. Donnie Daniel
                                       Title:  Executive Vice President and CFO

                           PROXY AND POWER OF ATTORNEY

The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the "Company"), hereby irrevocably appoints STUART LAZAR (the "Proxy"), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 1,584,617 shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") which are owned of record by the undersigned, and with respect to any other shares of the Company's Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the "Voting Shares"). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

(a) To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

(b) To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

(c) To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consents of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar document; and

(d) To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the "holder of the Voting Shares" shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares involved.

In accordance with Section 212 of the Delaware General Corporation Law, this proxy shall be irrevocable by the undersigned prior to April 11, 2007 (the "Termination Date"), and may be revoked by the undersigned at any time following the Termination Date.

                                                  INGRAM CAPITAL INC.

Dated:   April 11, 2003
         ----------------
                                                  /s/  W. Donnie Daniel
                                                 -------------------------------
                                                  By:         W. Donnie Daniel
                                                  Title:      President